Exhibit 99.1

Ballard Power & Linamar Corporation achieve concept demonstration milestone

VANCOUVER, BC and GUELPH, ON, May 9, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) and Linamar Corporation (TSX: LNR) today announce the unveiling of its concept hydrogen fuel cell powered class 2 truck chassis. The technology demonstration platform is showcased this week at the ACT Expo (https://www.actexpo.com/) displayed in a RAM 2500 truck chassis. Testing on the new platform is underway and will continue in 2022 and 2023.

Linamar and Ballard announced a strategic partnership in May 2021 to co-develop fuel cell powertrains for class 1 and 2 vehicles. This demonstration platform is a result of the partnership's progress.

The class 2 truck chassis integrates Ballard's 8th generation heavy duty fuel cell module, the FCmove-HD+, launched late last year. The FCmove-HD+ is more compact, lighter, and built with fewer components than Ballard's previous 100kW module. These enhancements result in lower total lifecycle cost while maintaining leading operating performance, high efficiency, and wide operating ranges for the Linamar-Ballard powertrain.

The demonstration platform features Linamar's Rolling Chassis concept which highlights its advanced electrification and fuel cell technology under its new sub-brand, eLIN. eLIN is showcasing its FlexForm conformable hydrogen storage system, which utilizes advanced manufacturing materials and techniques to provide customers efficient hydrogen storage of up to 25% more storage capability than conventional tanks. eLIN also incorporates a wide range of electric drive axle products and in-house battery technology into the demonstration platform that are currently available to customers worldwide.

Randy MacEwen, CEO, Ballard Power Systems said, "We are encouraged by this demonstration milestone with Linamar to create leading zero emission vehicles for class 1 and 2 trucks. The quick refueling times, long range capabilities and payloads comparable to diesel vehicles make our hydrogen fuel cell powered vehicles a competitive zero emission solution. We believe the evolution of our technology and strategic partnership with Linamar continues to position us at the forefront in this growing market."

"The work our teams have accomplished through this partnership to commercialize fuel cell solutions for light duty vehicles is truly transformative. The demonstration chassis and its systems really showcase the plug-and-play nature of our technologies," said Linamar CEO Linda Hasenfratz, "This demonstration concept will make the evolution from Battery Electric Vehicles to Fuel Cell Electric Vehicles seamless and drive real change in terms of environmental sustainability."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP) (TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and competitiveness and product development objectives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Linamar Corporation

Linamar Corporation (TSX: LNR) is an advanced manufacturing company where the intersection of leading-edge technology and deep manufacturing expertise is creating solutions that power vehicles, motion, work and lives for the future. The Company is made up of two operating segments – the Industrial segment and the Mobility segment, both global leaders in manufacturing solutions and world-class developers of highly engineered products. The Industrial segment is comprised of Skyjack, MacDon and Salford. Skyjack manufactures scissor, boom and telehandler lifts for the aerial work platform industry. MacDon manufactures combine draper headers and self-propelled windrowers and Salford soil tillage and crop nutrition products for the agricultural industry. The Mobility segment is subdivided into three regional groups: North America, Europe and Asia Pacific. Within the Mobility segment, the regional groups are vertically integrated operations combining expertise in light metal casting, forging, machining and assembly for both the global electrified and traditionally powered vehicle markets. The Mobility segment products are focused on both components and systems for new energy powertrains, body and chassis, driveline, engine and transmission systems of these vehicles. In addition to the recently formed eLIN Product Solutions Group that focuses on Electrification, McLaren Engineering provides design, development, and testing services for the Mobility segment. Linamar has 26,000 employees in 60 manufacturing locations, 11 R&D centres and 25 sales offices in 17 countries in North and South America, Europe and Asia, which generated sales of $6.5 billion in 2021. For more information about Linamar Corporation and its industry-leading products and services, visit www.linamar.com or follow us on our social media channels.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com; Linamar Corporation: Linda Hasenfratz - CEO +519.836.7550

CO: Ballard Power Systems Inc.

CNW 08:30e 09-MAY-22